Exhibit 99.1

NORTHCORE TECHNOLOGIES INC.
(the "Corporation")
ANNUAL MEETING OF SHAREHOLDERS

Held on April 26, 2011

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations Section 11.3

In accordance with Section 11.3 of the NATIONAL INSTRUMENT 51-102, the following describes the matters voted upon and the voting results obtained at the Annual Meeting of the Corporation held on April 26, 2011 in Toronto, Ontario (the "Meeting").

The following matters were put to a vote by a show of hands and proxies received at the Meeting.

General Business

MATTERS VOTED UPON		VOTING RESULT

1.	Election of Directors	Carried
The election of the following nominees as directors of the Corporation to hold office until the next annual meeting of shareholders or until their successors are elected or appointed:

T. CHRISTOPHER BULGER
DUNCAN COPELAND
JIM MOSKOS
DARROCH ROBERTSON

Based on the report of proxies provided by the scrutineers at the meeting and considering that all registered shareholders present in person at the Meeting voted FOR the directors named above by a show of hands, the voting results were as follows:

Number of Votes FOR	Percentage of Total	Number of Votes	Percentage of Votes
	Votes FOR	WITHELD	WITHHELD
30,203,146	99.32%	207,392	0.68%

2.	Appointment of Auditors		Carried

The appointment of Collins Barrow Toronto LLP, Chartered Accountants as auditors of the Corporation for the current fiscal year and authorizing the Board of Directors to fix the auditors' remuneration.

Based on the report of proxies provided by the scrutineers at the meeting and considering that all registered shareholders present in person at the Meeting voted FOR the resolution by a show of hands, the voting results were as follows:

Number of Votes FOR	Percentage of Total	Number of Votes	Percentage of Votes
	Votes FOR	WITHELD	WITHHELD
33,170,172	98.66%	451,514	1.34%

3.	Amendments in Stock Option Plan	Carried

a. approving the previous increase of the maximum number of options available to be granted under the Company's Stock Option Plan by 6,200,000 options (the "2010 Options")	Carried

Based on the report of proxies provided by the scrutineers at the meeting and considering that all registered shareholders present in person at the Meeting voted FOR the resolution by a show of hands, the voting results were as follows:

Number of Votes FOR	Percentage of Total	Number of Votes	Percentage of Votes
	Votes FOR	AGAINST	AGAINST
30,109,357	99.01%	301,181	0.99%

b. ratification of the subsequent issuance of 3,500,000 by the Company of the 2010 Options

Based on the report of proxies provided by the scrutineers at the meeting and considering that all registered shareholders present in person at the Meeting voted FOR the resolution by a show of hands, the voting results were as follows:

Number of Votes FOR	Percentage of Total	Number of Votes	Percentage of Votes
	Votes FOR	AGAINST	AGAINST
30,102,750	98.99%	307,788	1.01%

c. approving an Increase in the Maximum Number of options to be granted under the Stock Option Plan from
    16,550,000 to 26,550,000 representing an increase by four percent (4%) to fourteen percent (14%)
    of the shares issued and outstanding.
Carried

Based on the report of proxies provided by the scrutineers at the meeting and considering that all registered shareholders present in person at the Meeting voted FOR the resolution by a show of hands, the voting results were as follows:

Number of Votes FOR	Percentage of Total	Number of Votes	Percentage of Votes
	Votes FOR	WITHELD	WITHHELD
30,063,995	98.86%	346,543	1.14%